FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Taseko Mines Limited ("Taseko" or the "Company")
15th Floor, 1040 West Georgia St.
Vancouver, BC V6E 4H1

Item 2 Date of Material Change

June 5, 2025

Item 3 News Release

A news release with respect to the material change referred to in this report was issued on June 6, 2025 and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

Taseko, the Tŝilhqot'in Nation and the Province of British Columbia (the "Province") signed agreements to resolve a complex, long-standing conflict concerning Taseko's New Prosperity mineral tenures ("New Prosperity"), located approximately 125 kilometers southwest of Williams Lake, British Columbia in the Teẑtan Biny (Fish Lake) area of Tŝilhqot'in territory. New Prosperity is one of the largest copper-gold deposits in Canada.

Negotiated over a period of years, the agreements end litigation among the three parties, while providing certainty with respect to how New Prosperity may be developed in the future.

The transaction closed on June 16, 2025.

5.1 Full Description of Material Change

Taseko, the Province and the Tŝilhqot'in Nation have negotiated a resolution to a long-standing conflict over the New Prosperity mineral tenures in the Teẑtan Biny (Fish Lake) area of Tŝilhqot'in territory.

The arrangement reached by the parties comprises several agreements, of which the main ones are:

  The Teẑtan Biny Gagaghut'i (Teẑtan Biny Agreement) - formed among the Province, the Tŝilhqot'in Nation  and Taseko - sets out the overall structure of the agreement and resolution of the long-standing conflict;
  The Teẑtan Area Agreement, between the Province and the Tŝilhqot'in Nation, requires the Tŝilhqot'in Nation's consent for any mining project to proceed in an area (the "Teẑtan Area") that includes the New Prosperity mineral tenures (the "Mineral Tenure Area");

  The Proponent-Tŝilhqot'in Consent Agreement - formed among the Tŝilhqot'in Nation, Taseko, and a new Taseko subsidiary previously incorporated to hold the mineral tenures (1280860 B.C. Ltd.) - prohibits certain mining activities in the Mineral Tenure Area without the Tŝilhqot'in Nation's free, prior and informed consent and, if the Tŝilhqot'in Nation chooses to consider a potential mining project, sets out a clear process for the Tŝilhqot'in Nation to exercise its consent rights at key stages of mining exploration, development, operation and closure, and includes procedural safeguards to protect the fairness of the processes that it sets out for the holder of the New Prosperity mineral tenures.

Key aspects of the agreements include:

  Taseko will receive a payment of $75 million from the Province on closing.
  Taseko will contribute a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation. The trust will transfer the property interest to the Tŝilhqot'in Nation when and if it consents to a proposal to pursue mineral development in the project area.
  Taseko retains a majority interest (77.5%) in New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot'in Nation.  However, Taseko has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development.
  Taseko has entered into a consent agreement with the Tŝilhqot'in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation.
  The Province and the Tŝilhqot'in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot'in Nation will be sought for any proposed mining project to proceed through an environmental assessment process.
  The Tŝilhqot'in Nation and the Province have agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory. The Province will provide funding to the Tŝilhqot'in Nation to facilitate the land-use planning process and for a Cultural Revitalization Fund.
    The Province will extend the expiry dates for the New Prosperity mineral tenures  by 10 years without the obligation to complete assessment work or make payments in lieu (in the case of the mineral claims) or make lease payments (in the case of the mining lease).
    The agreement provides for the termination of all litigation among Taseko, the Province and the Tŝilhqot'in Nation and the parties have also released all potential claims against each other in relation to the mineral tenures, subject to certain exceptions.

Background to the Resolution

The following is provided for persons unfamiliar with the background to the resolution.

  In 2008, Taseko proposed a copper-gold mine known as the Prosperity Project ("Prosperity") and initiated federal and provincial Environmental Assessment ("EA") processes.
  The Tŝilhqot'in Nation opposed Prosperity, along with proposed mineral exploration and development activities in the area.
  In 2010, the Province of BC granted Taseko an EA Certificate for development of the Prosperity mine. Subsequently, in 2010, the Government of Canada denied Prosperity its federal EA Certificate and invited Taseko to submit a revised application to address specific issues related to its decision.
  In 2011, Taseko revised the project design and renamed the project New Prosperity. That same year, Taseko re-initiated federal and provincial EA processes with the updated project design.
  The Tŝilhqot'in Nation remained opposed to the New Prosperity project.
  In February 2014, the Government of Canada again denied New Prosperity federal authorization to proceed and again invited Taseko to submit a revised proposal.
  In June 2014, the Supreme Court of Canada declared Aboriginal title for the first time in Canadian history over an area of Tŝilhqot'in territory that includes lands near New Prosperity.
  In 2017, the Province authorized Taseko to undertake a site investigation program at New Prosperity. Shortly afterward, the Tŝilhqot'in Nation initiated a lawsuit and in 2019, the B.C. Court of Appeal granted an injunction to halt Taseko's site investigation program to allow a full hearing of the case.
  With the Provincial EA Certificate valid and significant investment by Taseko, legal actions resulted involving the Tŝilhqot'in Nation, Taseko, the Province and Government of Canada.  The legal proceedings focused on environmental assessment decisions by the federal and provincial governments, provincially authorized permits for site work programs, Taseko's proposed work programs, Taseko's mineral tenures, and Tŝilhqot'in proven and asserted Aboriginal rights and title.
  In 2019, the Tŝilhqot'in Nation and Taseko agreed to pause all court proceedings and regulatory processes in order to enter into a confidential dialogue, facilitated by the Province.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bryce Hamming, Chief Financial Officer
Telephone:  778-373-4549

Item 9 Date of Report

June 16, 2025

Caution Concerning Forward-Looking Statements

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the potential outcomes for of the land use planning process and the New Prosperity Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For further information on Taseko and the assumptions and risks related to Taseko's business and forward looking statements, investors should review the Company's annual information form, annual MD&A and audited financial statements filed by the Company under Canadian securities laws at www.sedar.com and included in the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov, together with the Prospectus Supplement and other continuous disclosure filings made by the Company that have been filed at www.sedar.com and www.sec.gov and incorporated by reference into the Prospectus Supplement.